UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67576

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DREXEL HAMILTON, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

77 WATER STREET, SUITE 201

	(No. and Street)	
NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@DREXELHAM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAINES FISCHER, LLP

(Name – if individual, state last, first, and middle name)			
555 FIFTH AVENUE SUITE 901	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)
11/05/2009		3760	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY FELICE _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DREXEL HAMILTON LLC _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ALEXIS C. MARTINEZ RIOS
Notary Public - State of Florida
Commission # GG 314841
My Comm. Expires Mar 21, 2023

Signature: _____

Title:
CEO _____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Drexel Hamilton, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drexel Hamilton, LLC (the "Company"), as of December 31, 2021, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Raines & Fischer LLP

New York, New York
March 1, 2022

DREXEL HAMILTON, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS:		
Cash	$	15,560,325
Deposit with clearing organizations		892,944
Receivables from clients net of allowances		3,274,432
Property and equipment, net of accumulated		
depreciation of $866,411		10,270
Secured demand note		6,500,000
Right to use asset		20,871
Deferred tax assets		226,000
Other assets		485,478
TOTAL ASSETS	$	26,970,320

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	150,081
Accrued expenses		1,444,110
Taxes payable		2,067,818
Deferred service revenue		42,000
Lease liability		20,871
Subordinated loan		6,500,000
TOTAL LIABILITIES		10,224,880
MEMBER'S EQUITY		16,735,440
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,960,320

The accompanying notes are an integral part of these financial statements.

DREXEL HAMILTON, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2021

Balance as of December 31, 2020	6,770,000
Changes during the year	(270,000)
Balance as of December 31, 2021	6,500,000

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization</u>

Drexel Hamilton, LLC (the "Company") is a limited liability company organized in 2006 in the State of Pennsylvania. The Company's majority owner and managing member is Drexel Hamilton Holdings, LLC, organized in the state of New York. On July 28, 2020 the owners of Drexel Hamilton Holdings, LLC exchanged their respective interests in the Holding Company for its interest in the Company in proportion to their respective interests in the Holding Company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Cash and Cash Equivalents</u>

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

<u>Property and Equipment</u>

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three to seven years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed using the straight-line method.

<u>Income Taxes</u>

The Company as a limited liability Company electing to be taxed as a C-Corporation. The Company's tax return will be consolidated with its Parent and managing member, Drexel Hamilton Holdings, LLC, also taxed as a C-Corporation.

Income taxes are accounted for in accordance with the provisions of the FASB Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2018 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Clients

Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of December 31, 2021, the Company believes that all receivables from clients are fully collectible and have not put up any reserves against them.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs other than the quoted prices in level 1 that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of December 31, 2021 there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets, accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2021.

Recent accounting pronouncements

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning in January 2019 and has recorded a "right of use" asset and a lease liability payable in the amount of $20,871 and $20,871 as of December 31, 2021.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. As of December 31, 2021 the Company exceed this limit by approximately $15,000,000. The Company continuously monitors the credit rating of these institutions to ensure any risk is minimal.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $19,552,437, which exceeded its requirement of $242,328 by $19,310,109. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2021, this ratio was .19 to 1.

Note 5 - Property and Equipment

Property and equipment, net at December 31, 2021 are summarized as follows:

Property and equipment	$	176,681
Less: accumulated depreciation		166,411
	$	10,270

Note 6 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City and Florida. Both leases are for a year. The Company also lease a copier machine, which the lease run through Jan 2024.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the copier maching lease as an operating lease. The lease doesn't contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of December 31, 2021 for the right of use asset of $20,871, offset by lease liabilities of $20,871. The remaining cost for operating leases on December 31, 2021 was $22,559 and operating cash flow paid for lease liabilities during the same period was $21,715. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of January 1, 2020 of 4%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2021, are as follows:

Note 6 - Right of Use Asset and Lease Liability (continued)

Year Ending December 31,	Lease		Less Discount Amount		Total Lease Liability	
2022	$	10,428	$	622	$	9,806
2022		10,428		222		10,206
2024		869		20		849
	$	21,725	$	864	$	20,861

Note 7 Other Assets

Other assets consist of the following:

Note receivables	324,384
Prepaid expenses	106,631
Deferred costs	41,938
Security deposits	12,525
Total	485,478

Note 8 - Paycheck Protection Program Loan

On April 30, 2020 and May 6, 2020, the Company received two loan proceeds in the amount of approximately $10,000 and $878,560. The $10,000 is a EIDL loan and needs to be repaid over 30 years, starting one year from the date of the loan, at an interest rate of 3.75%. The $878,560 loan was made under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

On May 21, 2021 the Small Business Administration (the "SBA") forgave $878,560.

Note 9 – Subordinated loan

In April 2018, the Company executed a subordinated loan of $6,500,000, which carries an annual interest rate of 1%. The subordinated loan is secured through a pledge of securities and related secured demand note, simultaneously returning its subordinated loan and related secured demand note of $1,700,000. The securities pledged are collateral for the subordinated loan and remain pledged from the initial transaction. As of December 31, 2021 the pledged securities had a market value of $15,773,170. If after applying a 30% haircut on the market value should the value of the securities decline below $6,500,000, the Company will accordingly reduce the value of the subordinated loan.

The subordinated loan agreements was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the subordinated loan agreement, any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. For the year ending December 31, 2021 the Company accrued interest expense on the subordinated loan of $65,000. During the year payments of $32,411 have been made leaving a balance due of $69,097 as of December 31, 2021.

Note 10 - Income Taxes

The Company used an effective tax rate of 39% comprised as follows:

Statutory federal income tax rate	21%
State taxes on income, net of federal income tax benefit	9%
Local taxes on income, net of federal income tax benefit	9%
Total effective tax rate	39%

The deferred tax liability represent the tax effects of temporary differences related to depreciation on property and equipment.

Note 11 - Legal and Other Contingencies

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

Note 11 – Legal and Other Contingencies (continued)

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. Professional standards require that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to expense if it is probably that an asset has been impaired, or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, management evaluates among other factors, the probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Changes in these factors could materially impact results of operations, financial position, and or the Company's cash flows. Management believes however, based in part upon the opinions of counsel, that any liabilities that may ultimately result from the resolution of these matters have been accrued and accounted for in the financial statements. As of December 31, 2021 the Company isn't involved in any lawsuits.

Note 12 - Risk and Uncertainties – COVID-19

The Company continues to monitor and work with the management teams of the affiliated companies to which we provide services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which we provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

Note 13 – <u>Notes Receivable</u>

On October 22, 2021 a promissory note for $200,000 was issued to an employee of the Company. The note is payable no later than November 1, 2023 (the "maturity date"). Interest is to be accrued at the rate of 1% per annum, compounded annuity and is due upon maturity date. As of December 31, 2021 the balance due, including interest, is $200,384.

Note 14 - <u>Subsequent Events</u>

The Company has evaluated subsequent events and transactions that occurred after December 31, 2021 through March 1, 2022, which is the date that the financial statements were available to be issued.